6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 7, 2003

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          Registrant files or will file
                         annual reports under cover Form
                                20-F or Form 40-F

                              Form 20-F X Form 40-F


                Indicate by check mark whether the Registrant by
                furnishing the information contained in this Form
          is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes           No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            BASF Aktiengesellschaft


Date: August 7, 2003         By: /s/ Elisabeth Schick
                            ------------------------------------
                            Name: Elisabeth Schick
                            Title: Director Site Communications Ludwigshafen and Europe


                            By: /s/ Christian Schubert
                            ------------------------------------
                            Name: Christian Schubert
                            Title: Director Corporate Communications
                            BASF Group